Contact

www.linkedin.com/in/lyndon-
tomlinson-00178230 (LinkedIn)

Lyndon Tomlinson

Sports Director
Slovenia

Experience

NK Tabor Sežana
Sports Director
December 2023 - Present (9 months)

FMCF Investments
Global Director of Football
May 2023 - Present (1 year 4 months)
Los Angeles, California, United States

Leeds United
Head of National Recruitment U12-16
July 2022 - May 2023 (11 months)
Leeds, England, United Kingdom

ROGON GmbH & Co.KG
Representative
December 2021 - June 2022 (7 months)
United Kingdom

Manchester United
Assistant Head of Academy Scouting
January 2017 - November 2021 (4 years 11 months)

City Football Group
Youth Scouting and Recruitment Manager
October 2014 - January 2017 (2 years 4 months)
Primary responsibility in overseeing the scouting process and working with
the youth scouts to identify, track, recommend and support the recruitment
of young players of potential interest for Manchester City and other Group
Academies.

Birmingham City FC
4 years 5 months

Head of Academy Recruitment

August 2013 - October 2014 (1 year 3 months)

Academy Operations Manager
July 2012 - August 2013 (1 year 2 months)

Academy Administration Manager
June 2010 - July 2012 (2 years 2 months)

Blackburn Rovers Football Club
Assistant Football Secretary
2009 - 2010 (1 year)

Stoke City Football Club
Assistant Club Secretary
May 2007 - September 2009 (2 years 5 months)

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Education

University of Newcastle-upon-Tyne
Law, Law · (2001 - 2004)

Contact

www.linkedin.com/in/michael-
gorman-632a6b1ab (LinkedIn)
linktr.ee/michaelgorman (Personal)

Michael Gorman

Sports executive, agent, advisor, attorney and consultant.
Medellín, Antioquia, Colombia

Experience

FMCF Investments
Portfolio Manager
January 2023 - Present (1 year 8 months)
Medellín, Antioquia, Colombia

Responsible for the allocation of capital for investments in team ownership and
player rights in South America, Africa, and Europe.

RWMG Sports Advisors
Attorney & Agent
September 2009 - April 2023 (13 years 8 months)
Los Angeles, California, United States

Legal and financial consulting for professional athletes, clubs, and investors.
Over $100 million in contracts negotiated in seven of the ten largest sports
leagues in the world, including the English Premier League, Italian Serie A,
NHL, NFL, MLS, and CFL.

Previously licensed with the English FA, National Hockey League Player's
Association, National Basketball Player's Association.

Offices in London, Medellin, Los Angeles, and Hong Kong.

WiM//LA
Agent & Advisor
November 2015 - February 2023 (7 years 4 months)
Medellín, Antioquia, Colombia

Sports agency based in Colombia. We have negotiated transactions between
Colombia and 12 different countries, including the UK, Europe, North America,
and Asia, helping our clients earn over $45 million in salary. Offices in
Medellin, Calí, Orlando, and Miami.

World in Motion
Licensed Football Intermediary
May 2016 - January 2023 (6 years 9 months)
London, England, United Kingdom

Licensed intermediary/agent with the English Football Association (The FA). Negotiated player contracts and transfers between football clubs in South America, North America, and Europe.

For more than 25 years, World in Motion has been the United Kingdom's leading independent sports agency, representing elite athletes in football, rugby, golf, and cricket. The agency provides bespoke services for players, clubs, sponsors, and partners.

With over 1,100 transfers completed in 22 countries, and with transactions nearly every club in the UK, World in Motion has an impressive network of contacts, as well as an estimated market value of all agency clients that exceeds £278,000,000.

A truly global agency, World in Motion is headquartered in London, with offices in Paris, Lyon, Budapest, Cardiff, Tokyo, Ljubljana, Madrid, Lisbon, and

U.S. Small Business Administration
Attorney
April 2010 - January 2012 (1 year 10 months)
Fresno, California, United States

Transactional law division at the SBA Commercial Loan Service Center. Represented the federal government on distressed commercial loan and commercial real estate transactions.

Provided legal opinions regarding loan guarantee agreements between SBA and lenders. Reviewed and negotiated commercial real estate loan workouts and restructurings for SBA-financed properties throughout the country during a high-default period. Drafted legal opinions on post-default options, including judicial and non-judicial foreclosure, deed in lieu offers, and short sale offers. Drafted and negotiated note purchase/sale agreements, inter-creditor agreements, loan modification agreements, and leases.

Reviewed and drafted second lien financing documentation and subordination agreements. Examined bankruptcy filings and work with outside counsel to enforce lien rights and pursue deficiency amounts from guarantors.

_____

Education

University of Michigan Law School

Juris Doctor

Santa Clara University

Bachelor of Arts - BA, History

Juan Mauricio Echeverri - Resume

Professional Summary

Dynamic and highly experienced football scout with a deep understanding of talent identification, player development, and recruitment strategies. Proven success in scouting top talent across international markets, with over seven years of experience with Manchester United and now leading the scouting operations at NZ Tabor in Slovenia.

Professional Experience

Chief Scout

NZ Tabor, Slovenia

July 2023 - Present

- Lead the scouting department, responsible for talent identification and player recruitment across international markets.

- Implement scouting strategies that align with the club's long-term vision and development goals.

- Work closely with the coaching staff to identify players who fit the tactical needs of the team.

Scout

Manchester United Football Club, England

September 2016 - June 2023

- Conducted detailed scouting and talent identification across Europe, focusing on youth and first-team players.

- Provided comprehensive scouting reports that informed the club's recruitment decisions.

- Collaborated with the technical team to align scouting strategies with the club's playing philosophy.